CUSIP No.	67090F106

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c) and (d) and
Amendments thereto filed pursuant to Rule 13d-2(b).
(Amendment No. 3)*

Nuveen Investments, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
67090F106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages
No Exhibit Index

CUSIP No.	67090F106	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Timothy R. Schwertfeger

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		2,313,565*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		576,137**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,313,565*

WITH:	8	SHARED DISPOSITIVE POWER:

576,137**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,889,702

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*	Includes 3,000 shares of Class A Common Stock as to which Mr. Schwertfeger is the custodian for his son Andrew Schwertfeger.

**	The 576,137 shares set forth are beneficially owned by Mr. Schwertfeger and his spouse M. Gail Waller as joint tenants with right of survivorship.

CUSIP No.	67090F106	Page	3	of	5
Item 1.

(a)	Name of Issuer:

Nuveen Investments, Inc.

(b)	Address of Issuer's Principal Executive Offices:

333 West Wacker Drive, Chicago, IL 60606
Item 2.
(a) — (c) Name, Principal Business Address and Citizenship of Person Filing:

Timothy R. Schwertfeger
c/o Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, IL 60606

Citizen of the United States of America

(d)	Title of Class of Securities: Class A Common Stock, $0.01 par value

(e)	CUSIP Number: 67090F106
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) — (j) Not Applicable
This statement is filed pursuant to Rule 13d-1(c).
Item 4. Ownership

(a)	Amount beneficially owned: 2,889,702

(b)	Percent of class: 3.6%

The percent of class is as of December 31, 2005 and it is based on information provided by
Nuveen Investments, Inc.

CUSIP No.	67090F106	Page	4	of	5

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote: 2,313,565

	(ii)	Shared power to vote or to direct the vote: 576,137

	(iii)	Sole power to dispose or to direct the disposition of: 2,313,565

	(iv)	Shared power to dispose or to direct the disposition of: 576,137
Mr. Schwertfeger is the beneficial owner of 2,889,702 shares of Class A Common Stock, $.01 par value per share, including 1,955,679 shares issuable upon the exercise of stock options that, as of December 31, 2005, were exercisable or would be exercisable within 60 days. Mr. Schwertfeger has sole power to vote or direct the vote or to dispose or direct the disposition with respect to 2,313,565 shares of Class A Common Stock, $.01 par value per share, including 1,955,679 shares beneficially owned by him that are unissued shares subject to the stock options referenced above and 3,000 shares for which he is the custodian for his son Andrew Schwertfeger. Mr. Schwertfeger has shared power to vote or direct the vote and to dispose or direct the disposition of 576,137 shares of Class A Common Stock that are held in joint tenancy with rights of survivorship with his wife M. Gail Waller.

Item 5.	Ownership of Five Percent or Less of a Class

Mr. Schwertfeger's ownership is less than five percent of the company's Class A Common Stock outstanding.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

CUSIP No.	67090F106	Page	5	of	5

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006
/s/ Timothy R. Schwertfeger
Timothy R. Schwertfeger